May 10, 2005	STEPHEN P. ARTUSI (561) 650-8352 Internet Address: stephen.artusi@hklaw.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Hughes Supply, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Hughes Supply, Inc., we transmit via EDGAR for filing with the Commission the above-referenced Registration Statement.

Please direct any questions with respect to the foregoing to the undersigned by telephone to (561) 650-8352.

Very truly yours, HOLLAND & KNIGHT LLP

By:	/s/ Stephen P. Artusi
Stephen P. Artusi

cc:	John Z. Pare, Esq. Tom McAleavey, Esq.